As filed with the U.S. Securities and Exchange Commission on April 17, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

IBERDROLA, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

Kingdom of Spain
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.	Michael S. Immordino, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Latham & Watkins 99 Bishopsgate London EC2M 3XF England (44) 20 7710 1000

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Iberdrola, S.A.	200,000,000 American Depositary Shares	$0.05	$10,000,000	$307
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Iberdrola, S.A. either (i) furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 or (ii) is otherwise subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the U.S. Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement. Form of Deposit Agreement dated as of , 2007 among Iberdrola,S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 17, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Iberdrola, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on April 17, 2007.

IBERDROLA, S.A.

/s/ Julian Martinez-Simancas Sanchez
By:	IBERDROLA, S.A.
Name:	Julian Martinez-Simancas Sanchez
Title:	General Secretary

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on April 17, 2007, in the capacities indicated.

SIGNATURES

Signature	Title

/s/Mr. José Ignacio Sanchez Galán	Chairman of the Board of Directors and Chief Executive Officer
Mr. José Ignacio Sanchez Galán

/s/Mr. Juan Luis Arregui Ciársolo	Vice Chairman
Mr. Juan Luis Arregui Ciársolo

/s/Mr. Victor de Urrutia Vallejo	Vice Chairman
Mr. Victor de Urrutia Vallejo

/s/Mr. José Orbegozo Arroyo	Member of the Board of Directors
Mr. José Orbegozo Arroyo

/s/Mr. Lucas María de Oriol López-Montenegro	Member of the Board of Directors
Mr. Lucas María de Oriol López-Montenegro

/s/Mr. Ricardo Álvarez Isasi	Member of the Board of Directors
Mr. Ricardo Álvarez Isasi

/s/Mr. Mariano de Ybarra y Zubiría	Member of the Board of Directors
Mr. Mariano de Ybarra y Zubiría

/s/Mr. José Ignacio Berroeta Echevarría	Member of the Board of Directors
Mr. José Ignacio Berroeta Echevarría

/s/Mr. Julio de Miguel Aynat	Member of the Board of Directors
Mr. Julio de Miguel Aynat

/s/Mr. Sebastián Battaner Arias	Member of the Board of Directors
Mr. Sebastián Battaner Arias

/s/Mr. Xabier de Irala Estévez	Member of the Board of Directors
Mr. Xabier de Irala Estévez

/s/Mr. Iñigo Víctor de Oriol Ibarra	Member of the Board of Directors
Mr. Iñigo Víctor de Oriol Ibarra

/s/Ms. Inés Macho Stadler	Member of the Board of Directors
Ms. Inés Macho Stadler

/s/Mr. Braulio Medel Cámara	Member of the Board of Directors
Mr. Braulio Medel Cámara

/s/Mr. José Carlos Pla Royo	Member of the Board of Directors
Mr. José Carlos Pla Royo

/s/José Sáinz Armada	Chief Financial Officer
José Sáinz Armada

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Iberdrola, S.A., has signed this Registration Statement in the City of Philadelphia, Commonwealth of Pennsylvania, on April 17, 2007.

Authorized U.S. Representative

By:	/s/ Pablo Canales
Name:	Pablo Canales
Title:	Chief Financial Officer, Iberdrola Renewable Energies, Ltd.

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.